Golenbock Eiseman Assor Bell & Peskoe, LLC

Attorneys at Law

437 Madison Avenue – 40th Floor

New York, New York 10022

November 14, 2013

David R. Humphrey, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Origin Agritech Limited

Form 20-F for the year ended September 30, 2012

Filed January 10, 2013

File No. 000-51576

Dear Mr. Humphrey:

On behalf of our client, Origin Agritech Limited, we are requesting additional time for our client to respond to your letter of October 23, 2013 to the company. Mr. James Chen, the CFO of the company, had a conversation with Ms. Amy Geddes yesterday to discuss the comments of your letter, and it was agreed that the company needed additional time to respond. The company plans on filing its response to your letter on or before November 20, 2013.

If you have any questions, please do not hesitate to contact me at ahudders@golenbock.com or 212-907-7349.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders